# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aldabra 4 Liquidity Opportunity Vehicle, Inc., CIK 0002083989
CUSIP: G01900102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 3725 Leafy Way, Miami, Florida (FL), 33133
Date of event which requires filing of this statement: 01/21/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002107769

## Reporting persons
- Aldabra 4 LOV Sponsor Partnership, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,223,750; shared voting power 0; sole dispositive power 7,223,750; shared dispositive power 0; aggregate amount beneficially owned 7,223,750 (19.4% of the class)
- Nathan Leight: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,398,750; shared voting power 0; sole dispositive power 7,398,750; shared dispositive power 0; aggregate amount beneficially owned 7,398,750 (19.8% of the class)

## Item 1. Issuer
Name of issuer: Aldabra 4 Liquidity Opportunity Vehicle, Inc.
Address of issuer's principal executive offices: 3725 Leafy Way, Miami, FL, 33133

## Item 2. Person Filing
Name of person filing:
This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) Aldabra 4 LOV Sponsor Partnership, LLC
(ii) Nathan Leight
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, FL 33133.
Citizenship: Aldabra 4 LOV Sponsor Partnership, LLC is a Delaware limited liability company. Nathan Leight is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Aldabra 4 LOV Sponsor Partnership, LLC (the "Sponsor") holds 7,223,750 Class B ordinary shares, par value $0.0001 per share, of the Issuer (the "Class B Shares"), representing 19.4% of the outstanding Class A Shares, on an as-converted basis. The Class B Shares will automatically convert into Class A Shares concurrently with or immediately following the consummation of the Issuer's initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment as set forth in the Issuer's registration statement on Form S-1 (File No. 333-292418) and have no expiration date. The securities described above are held directly by the Sponsor.

Nathan Leight is the Chairman of the Board of Directors of the Issuer, and is the sole managing member of A4 General Partnership, LLC. A4 General Partnership, LLC is the sole managing member of the Sponsor. Consequently, Mr. Leight may be deemed to share voting and dispositive control over the founder shares held by the Sponsor, and thus to share beneficial ownership of such securities. Mr. Leight disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of his pecuniary interest therein.

The aggregate percentage of Class A Shares beneficially owned by each of the Reporting Persons is calculated based upon 30,015,000 Class A Shares outstanding as of March 25, 2026, as reported by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2026, adjusted for the Class A Shares issuable upon conversion of the Class B Shares held by the Sponsor.
Percent of class: See 4(a)
Sole power to vote or to direct the vote: See 4(a)
Shared power to vote or to direct the vote: See 4(a)
Sole power to dispose or to direct the disposition: See 4(a)
Shared power to dispose or to direct the disposition: See 4(a)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Aldabra 4 LOV Sponsor Partnership, LLC: /s/ Nathan Leight, Manager (05/15/2026)
- Nathan Leight: /s/ Nathan Leight, Nathan Leight (05/15/2026)